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                                          Filed by CellStar Corporation pursuant
                                          to Rule 425 under the Securities Act
                                          of 1933 and Rule 13e-4(c) under the
                                          Securities Exchange Act of 1934.
                                          Subject Company: CellStar Corporation
                                          Registration Statement No. 333-68892


                                                                     No. 2002-01

                CELLSTAR ANNOUNCES COMMENCEMENT OF EXCHANGE OFFER

          CARROLLTON, TEXAS, January, 14, 2002 - CellStar Corporation (NASDAQ:
CLST), a value-added wireless logistics services leader, today announced that it began the exchange offer for its $150 million 5% Convertible Subordinated Notes. For each $1,000 principal amount of Subordinated Notes tendered, holders would receive
     .    (i)  $366.67 in cash and
     .    (ii) at each holder's election, one of the following options:

                    (a) $400.94 in principal amount of 12% Senior Subordinated
                        Notes due February 2007 (the "Senior Notes"), or
                    (b) $320.75 in principal amount of Senior Notes and $80.19 principal amount of 5% Senior Subordinated Convertible Notes due November 2002 (the "Senior Convertible Notes"), or
                    (c) $400.94 in principal amount of Senior Convertible Notes.

          Each $1,000 of Senior Convertible Note is convertible at the holder's option into 1,000 shares of CellStar common stock. The Senior Convertible Notes are mandatorily convertible at maturity. The offer represents aggregate consideration of $115.1 million, or 76.8% of the $150 million principal amount of the Subordinated Notes outstanding.

          CellStar has received non-binding indications from the three largest holders of Subordinated Notes (Stark Investments, LP, Creedon Capital, and Northwestern Mutual Life) that they will tender their Subordinated Notes in the offer. As of December 21, these three institutions owned $110 million, or 73%, of the Subordinated Notes outstanding. Stark Investments, LP, and Northwestern Mutual Life have indicated that they will exchange their Subordinated Notes for cash and Senior Convertible Notes. Creedon Capital has indicated that it will exchange its Subordinated Notes for cash, Senior Notes and Senior Convertible Notes. Consummation of the exchange offer will be conditioned on the tender of at least 90% of the Subordinated Notes outstanding.

          The Company will seek stockholder approval for the exchange offer at the annual stockholder meeting scheduled for February 12, 2002. In addition, at the meeting the Company will seek stockholder approval to reduce the number of issued and outstanding shares of Common Stock through a reverse split of the Common Stock on a one-for-five basis. The reverse split will apply equally to the new shares issuable under the Senior Convertible Notes and to currently issued shares. The Company believes that completion of the reverse split will permit CellStar to meet the minimum trading price requirement of the Nasdaq National Market System, although there can be no guarantee that this requirement will be satisfied. The reverse split would become effective after the closing of the exchange offer.

          The exchange offer and withdrawal rights will expire at 5:00 p.m., New York City time, on February 12, 2002, unless extended. The Company does not currently intend to extend the exchange offer. Stockholders and noteholders are strongly advised to read the tender offer statement and other related documents CellStar filed with the Securities and Exchange Commission because they contain important

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information. Stockholders and noteholders may obtain a free copy of these documents from CellStar or at the SEC's website, www.sec.gov.
                                                 -----------

          Copies of the exchange offer materials may be obtained from the information agent, MacKenzie Partners, Inc., at 800/322-2885. For questions or information regarding the exchange offer, please call Dresdner Kleinwort Wasserstein, the dealer manager for the exchange offer, at 212/969-2744.

          CellStar Corporation is a leading global provider of distribution and value-added logistics services to the wireless communications industry, with operations in Asia-Pacific, North America, Latin America and Europe. CellStar facilitates the effective and efficient distribution of handsets, related accessories and other wireless products from leading manufacturers to network operators, agents, resellers, dealers and retailers. In many of its markets, CellStar provides activation services that generate new subscribers for its wireless carrier customers. For the year ended November 30, 2000, the Company generated revenues of $2.5 billion. Additional information about CellStar may be found on its web site at www.cellstar.com.

Contact: Stephen P. Adams 972/466-5031